Exhibit 3.3

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

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     Independence Community Bank Corp., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware,

     DOES HEREBY CERTIFY:

     FIRST: That at a meeting of the Board of Directors of Independence Community Bank Corp. resolutions were duly adopted setting forth a proposed amendment to the Certificate of Incorporation of said corporation to be advisable and in the best interests of the stockholders. The resolution setting forth the proposed amendment is as follows:

     BE IT FURTHER RESOLVED, that the first paragraph of Article 4 of the Company’s Certificate of Incorporation be amended to delete the first paragraph of Article 4 in its entirety and to replace it with the following:

     “Capital Stock. The number of shares of capital stock which the Corporation has authority to issue is 275,000,000, of which 25,000,000 shall be preferred stock, $.01 par value per share (hereinafter the “Preferred Stock”), and 250,000,000 shall be common stock, par value $.01 per share (hereinafter the “Common Stock”).”

     SECOND: That at an annual meeting of the stockholders of said corporation duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware, the necessary number of shares as required by statute were voted in favor of the amendment.

     THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

     IN WITNESS WHEREOF, Independence Community Bank Corp. has caused this certificate to be signed by John K. Schnock, its Senior Vice President, Secretary and Counsel, this 29th day of June 2004.

By:	/s/John K. Schnock
Title: Senior Vice President, Secretary and Counsel